Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Nos. 333-141671 and 333-176408) on Form S-8 of Central Garden & Pet Company of our report dated June 29, 2015, with respect to the statements of net assets available for benefits of the Central Garden & Pet Company Investment Growth Plan as of December 31, 2014 and 2013, the related statement of changes in net assets available for benefits for the year ended December 31, 2014, the related supplemental Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2014 and the related supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014, appearing in this Annual Report (Form 11-K) of the Central Garden & Pet Company Investment Growth Plan.

/s/ MOSS ADAMS LLP

Campbell, California

June 29, 2015